Exhibit 99.1

Notification of Change in Registered Office Address
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

August 1, 2013:  Caledonia Mining Corporation has moved its registered office to:

Suite 4009
1 King Street West
Toronto,
Ontario, M5H 1A1
Canada

The telephone and fax numbers for the new office remain unchanged

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000
Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751
CHF Investor Relations Juliet Heading Tel: +1 416 868 1079 x 239 Juliet@chfir.com